SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: May 17, 2023

List of materials

Documents attached hereto:

i) Press release: Notice Regarding the Setting of Parameters for Repurchase of Shares of Common Stock (Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

May 17, 2023

Sony Group Corporation

Notice Regarding the Setting of Parameters for Repurchase of Shares of Common Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) approved, according to the resolution of its Board of Directors dated today, the setting of parameters for repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, as follows.

 1. Reason for Setting Parameters
The following parameters have been set for the purpose of enabling Sony to flexibly repurchase its own shares in consideration of factors such as opportunities for strategic investment, Sony’s financial condition and the price of its common stock as part of improving capital efficiency and implementing capital policy according to the business environment.
In addition, Sony has introduced restricted stock, restricted stock units and stock options as stock compensation plans, and Sony plans to curb dilution of its shares by repurchasing shares to offset the securities to be issued in connection with the stock compensation plans.

 2. Parameters for the Repurchase of Shares
（1）	Class of shares for repurchase	Common stock of Sony
（2）	Total number of shares for repurchase	25 million shares（maximum） （2.03% of total number of shares issued and outstanding (excluding treasury stock))
（3）	Total purchase price for repurchase of shares	200 billion yen（maximum）
（4）	Period of repurchase	May 18, 2023 to May 17, 2024
（5）	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

Depending on investment opportunities, market environment and other factors, it is possible that no share repurchase, or a share repurchase of only a portion of the above, will be carried out.

(For reference) Status of treasury stock as of April 30, 2023
Total number of shares issued and outstanding (excluding treasury stock)	1,234,546,014 shares
Number of treasury stock	26,535,767 shares

End of document